UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                         Cytoclonal Pharmaceutics Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  23282G 105000
                                 (CUSIP Number)

                            Richard H. Davimos TTEE
                            Richard H. Davimos Trust
                     U/A/D 5/12/\92 FBO Richard H. Davimos
                              450 S.W. 17th Street
                              Boca Raton. Fl 33432
                                  561-391-3583

                               Davimos Foundation
                              450 S.W. 17th Street
                              Boca Raton. Fl 33432
                                  561-391-1500

                          Richard H. Davimos in Trust
                             for Steven A. Davimos
                              450 S.W. 17th Street
                              Boca Raton. Fl 33432
                                  561-391-3583

                               Robert S. Davimos
                              415 S.W. 17th Street
                              Boca Raton. Fl 33432
                                  561-361-1116

                                John L. Davimos
                            501 Country Valley Road
                           Westlake Village, Ca 91361
                                  805-496-1777

                              Richard Davimos Jr.
                               83 Leonardo Court
                            West Orange, N.J. 07052
                                  973-669-0843

                                Marilyn Davimos
                              450 S.W. 17th Street
                              Boca Raton. Fl 33432
                                  561-391-3583
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.
                 Richard H. Davimos TTEE ###-##-####
                 Davimos Foundation 22-609-2435
                 Richard H. Davimos in trust for
                  for Steven A. Davimos ###-##-####
                 Robert S. Davimos ###-##-####
                 John L. Davimos 146-44-393967
                 Richard Davimos Jr. 136-443970
                 Maralyn Davimos 055-244128

2.       Check the appropriate box if a member of a group.* (a) [ ] (b)[X]

3.       SEC use only.

4.       Source of funds.*
                PF, 00

5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).   [ ]

6.       Citizenship or place of organization.
                 All U.S. citizens

7. Number of shares beneficially owned by each reporting person with sole voting power.
                 Richard H. Davimos -- 373,465
                 Robert S. Davimos -- 49,170
                 John L. Davimos -- 26,093
                 Richard Davimos Jr. -- 20,113
                 Marilyn Davimos -- 12,871

8. Number of shares beneficially owned by each reporting person with shared voting power.
                 None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.
                 Richard H. Davimos -- 373,465
                 Robert S. Davimos -- 49,170
                 John L. Davimos -- 26,093
                 Richard Davimos Jr. -- 20,113
                 Marilyn Davimos -- 12,871

10. Number of shares beneficially owned by each reporting person with shared dispositive power.
                 None

11.      Aggregate amount beneficially owned by each reporting person.
                 Richard H. Davimos -- 373,465
                 Robert S. Davimos -- 49,170
                 John L. Davimos -- 26,093
                 Richard Davimos Jr. -- 20,113
                 Marilyn Davimos -- 12,871

12.      Check box if the aggregate amount in Row (11) excludes certain shares.*

         Excludes 14,999 shares owned by Davimos Foundation and 10,000 shares in trust for Steven A. Davimos in which Mr. Richard H. Davimos has no beneficial interest but has sole dispositive power. Steven Davimos is a beneficial owner but is without any dispositive power.

13.      Percent of class presented by amount in Row (11).

         Richard H. Davimos   0.0393                Richard Davimos Jr.  0.0021
         Robert S. Davimos    0.0051                Marilyn Davimos      0.0014
         John L. Davimos      0.0027                      Total = 0.0505

14.      Type of reporting person.*



*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

         The reporting parties own or control warrants which if exercised would entitle the acquisition of an additional 248,000 shares of the Common Stock.

         Each of the reporting persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other reporting person.

         No reporting person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME                                                         DATE
----                                                        ------

/s/ RICHARD H. DAVIMOS                                September 18, 1998
------------------------
Richard H. Davimos TTEE

         *                                            September 18, 1998
------------------------
Davimos Foundation

         *                                            September 18, 1998
------------------------
Richard H. Davimos in Trust
For Steven A. Davimos

         *                                            September 18, 1998
------------------------
Robert S. Davimos

         *                                            September 18, 1998
------------------------
John L. Davimos

         *                                            September 18, 1998
------------------------
Richard Davimos Jr.

/s/ MARILYN DAVIMOS                                   September 18, 1998
------------------------
Marilyn Davimos

* /s/ Richard H. Davimos, Attorney in Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS.1001)